

April 25, 2011

Deric Haddad
Chairman and CEO
IVT Software, Inc.
3840 South Water St.
Pittsburgh, PA 15203

> **Re:** **IVT Software, Inc.**
> **Form 8-K**
> **Filed January 3, 2011**
> **File No. 000-53437**

Dear Mr. Haddad:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

/s/ Kathleen Krebs

<u>for</u>   Larry Spirgel
Assistant Director

cc: Ethel Schwartz
        Via facsimile: (718) 972-6196